                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                              (Amendment No. 13)(1)

                          HEALTHY PLANET PRODUCTS, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    42221N104
                                 (CUSIP Number)

                                December 22, 1999
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         / / Rule 13d-1(b)

         /x/ Rule 13d-1(c)

         / / Rule 13d-1(d)

---------------------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 42221N104                  13G                       PAGE 2 OF 8 PAGES

1.      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael G. Jesselson

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                        (b) /X/

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION           U.S.A.

                       5.       SOLE VOTING POWER
  NUMBER OF                         -0-
   SHARES
 BENEFICIALLY          6.       SHARED VOTING POWER
   OWNED BY                         2,500 (as Trustee)
    EACH
  REPORTING            7.       SOLE DISPOSITIVE POWER
 PERSON WITH                        -0-

                       8.       SHARED DISPOSITIVE POWER
                                     2,500 (as Trustee)

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        2,500

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*                                                     / /

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                     0.0007%

12.  TYPE OF REPORTING PERSON*
                        IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 42221N104                  13G                      PAGE 3 OF 8 PAGES

1.      NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Maya Jesselson 6/30/93 Trust

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                        (b) /X/

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION                    New York

                        5.       SOLE VOTING POWER
  NUMBER OF                                   2,500
   SHARES
 BENEFICIALLY           6.       SHARED VOTING POWER
   OWNED BY                                  -0-
    EACH
  REPORTING             7.       SOLE DISPOSITIVE POWER
 PERSON WITH                                  2,500

                        8.       SHARED DISPOSITIVE POWER
                                                   -0-

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        2,500

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*                                                     / /

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                             0.0007%

12.  TYPE OF REPORTING PERSON*
                                             OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 42221N104                  13G                      PAGE 4 OF 8 PAGES

1.      NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Phyllis Jesselson

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                         (b) /X/

3.       SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION                            U.S.A.

                       5.       SOLE VOTING POWER
  NUMBER OF                                 273,107
   SHARES
 BENEFICIALLY          6.       SHARED VOTING POWER
   OWNED BY                                      -0-
    EACH
  REPORTING            7.       SOLE DISPOSITIVE POWER
 PERSON WITH                                      273,107

                       8.       SHARED DISPOSITIVE POWER
                                                -0-

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                             273,107

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*                                                     / /

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                 7.1%

12.      TYPE OF REPORTING PERSON*
                                       IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 42221N104                  13G                      PAGE 5 OF 8 PAGES

1.      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
        Linda Jesselson

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                        (b) /X/

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION                           U.S.A.

                          5.       SOLE VOTING POWER
  NUMBER OF                                 273,106
   SHARES
 BENEFICIALLY             6.       SHARED VOTING POWER
   OWNED BY                                  2,500 (as Trustee)
    EACH
  REPORTING               7.       SOLE DISPOSITIVE POWER
 PERSON WITH                                  273,106

                          8.       SHARED DISPOSITIVE POWER
                                                      2,500 (as Trustee)

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            275,606

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*                                                     / /

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                  7.2%

12.   TYPE OF REPORTING PERSON*
                                       IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             PAGE 6 OF 8 PAGES

         This Amendment No. 13 to Schedule 13G is filed by the Reporting Persons (defined below) to amend their prior filing of Amendment No. 12 to Schedule 13G, to report the transfer of 546,213 shares of Common Stock from the "Ninth" Paragraph Trust created under the Last Will and Testament of Ludwig Jessleson on December 22, 1999 to Erica Jessleson and the immediate resale on December 23, 1999 of 273,106 shares to Linda Jessleson and of 273,107 shares to Phyllis Jessleson, all at $0.4375 per share.

ITEM 1(A).        NAME OF ISSUER:

                    Healthy Planet Products, Inc.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                    1700 Corporate Circle
                    Petaluma, CA 94954

ITEM 2(A).        NAME OF PERSON FILING:

         This statement is filed by the 6/30/93 Trust for benefit of Maya Jesselson ("6/30/93 Trust"), Michael G. Jesselson ("M. Jesselson"), Phyllis Jesselson ("P. Jesselson") and Linda Jesselson ("L. Jesselson"). The 6/30/93 Trust, M. Jesselson, P. Jesselson, and L. Jesselson are hereinafter collectively referred to as the "Reporting Persons." Each of M. Jesselson and L. Jesselson are Trustees of the 6/30/93 Trust.

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  Jesselson Capital Corp.
                  Suite 2603
                  450 Park Avenue
                  New York, NY 10022

ITEM 2(C).        CITIZENSHIP:

                  M. Jesselson, P. Jesselson, and L. Jesselson are U.S. citizens. The 6/30/93 Trust is a New York entity.

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $.01 per share ("Common Stock")

                                                            PAGE 7 OF 8 PAGES

ITEM 2(E).        CUSIP NUMBER:

                   42221N104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

If this statement is filed pursuant to Rule 13d-1(c), check this box.       /x/

ITEM 4.           OWNERSHIP.

(a)      Amount beneficially owned:

 The 6/30/93 Trust beneficially owns 2,500 shares of Common Stock. P. Jesselson owns 273,107 shares of Common Stock and L. Jessleson owns 273,106 shares of Common Stock.

(b)      Percent of class:

The 6/30/93 Trust beneficially owns approximately 0.007% of the issued and outstanding Common Stock. The Reporting Persons beneficially own in the aggregate approximately 14.3% of the issued and outstanding Common Stock.

(c) For information on voting and dispositive power with respect to the above described shares, see Items 5 through 8 of the cover page.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Due to the disposition of stock described above, the "Ninth" Paragraph Trust created under the Last Will and Testament of Ludwig Jessleson, Erica Jessleson, Maya Jesselson, Benjamin J. Jesselson, and Lucy Lang are no longer owners of more than 5% of the outstanding Common Stock of the issuer.

ITEM 6.            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
ANOTHER PERSON.

                           N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
COMPANY.

                           N/A

                                                             PAGE 8 OF 8 PAGES

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                           N/A

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

                           N/A

ITEM 10.      CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.


                                              By: /s/ Phyllis Jesselson
                                                  ------------------------------
                                                  Phyllis  Jesselson

                                              By: /s/ Linda Jesselson
                                                  ------------------------------
                                                  Linda Jesselson

                                              6/30/93 TRUST F/B/O MAYA JESSELSON

                                              By: /s/ Linda Jesselson
                                                  ------------------------------
                                                  Linda Jesselson, Trustee

                                              By: /s/ Michael G. Jesselson
                                                  ------------------------------
                                                  Michael G. Jesselson, Trustee


Dated: December 28, 1999